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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                         DETROIT DIESEL CORPORATION
                     (Name of Subject Company (issuer))

                      DIESEL PROJECT DEVELOPMENT, INC.
                        A WHOLLY OWNED SUBSIDIARY OF
             DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                    (Names of Filing Persons (offerors))

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

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                                 250837101
                   (CUSIP Number of Class of Securities)

                               THOMAS P. CAPO
                                 PRESIDENT
             DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                            1000 CHRYSLER DRIVE
                     AUBURN HILLS, MICHIGAN 48326-2766
                         TELEPHONE: (248) 512-6130
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:
                          J. Michael Schell, Esq.
                          Margaret L. Wolff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                          Telephone: 212-735-3000

                         CALCULATION OF FILING FEE

    Transaction Valuation*                         Amount of Filing Fee
         $432,852,571                                  $86,570.52**
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* For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock of Detroit Diesel Corporation other than shares beneficially owned by the offerors (18,287,490 shares) and (ii) shares of common stock of Detroit Diesel Corporation subject to options that will be vested and exercisable as of the closing of this offer (532,187 shares). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
** This amount has previously been paid.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A             Form or Registration No.: N/A
    Filing party: N/A                       Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [_] issuer tender offer subject to Rule 13e-4.

    [_] going-private transaction subject to Rule 13e-3.

    [_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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         This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 31, 2000, relates to the third-party tender offer by Diesel Project Development, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation, to purchase all of the shares of common stock, par value $0.01 per share, of Detroit Diesel Corporation, a Delaware corporation, at a price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by amending and restating the first sentence of "Section 2. Acceptance for Payment and Payment for Shares" for the Offer to Purchase as follows:

               "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date."

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by amending and restating the first clause of "Section 15. Certain Conditions of the Offer" of the Offer to Purchase as follows:

               "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return Shares promptly after termination or withdrawal of the Offer), pay for, and, except as set forth in the Merger Agreement, may terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied at the Expiration Date, (ii) the Regulatory Condition shall not have been satisfied at the Expiration Date, or (iii) immediately prior to the expiration of the Offer, in the reasonable good faith judgment of the Purchaser, any of the following conditions shall exist:"





                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Diesel Project Development, Inc.


                                  By: /s/ Joachim Drees
                                      ---------------------------------------
                                    Name:  Joachim Drees
                                    Title: Vice President and Secretary


                                  DaimlerChrysler North America Holding
                                  Corporation


                                  By:  /s/ Thomas P. Capo
                                      ---------------------------------------
                                    Name:  Thomas P. Capo
                                    Title: President


Dated: August 21, 2000